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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



 __X__   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1997

                                    OR

 _____   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ____________ to _______________


                         Commission file number 1-14762


                       ServiceMaster Company Master Trust


                            The ServiceMaster Company
                              One ServiceMaster Way
                          Downers Grove, Illinois 60515





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




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       SERVICEMASTER COMPANY MASTER TRUST



         By:   /s/Laine E. Malmquist
            ---------------------------------------------
                  Laine E. Malmquist,
                  Vice President & Treasury Manager



         By:   /s/Deborah A. O'Connor
            ---------------------------------------------
                  Deborah A. O'Connor,
                  Administrative Committee Member



         By:   /s/Barbara Carlisle
            ---------------------------------------------
                  Barbara Carlisle, Plan Manager





Date:    March 27, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the ServiceMaster Company Profit Sharing, Savings and Retirement Plans and the Trustee of the ServiceMaster Company Master
Trust:

         We have audited the accompanying statements of net assets available for Plan benefits of the ServiceMaster Company Master Trust as of December 31, 1997 and 1996, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plans' Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Master Trust as of December 31, 1997 and 1996, and the changes in its net assets available for Plan benefits, for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 27, 1998

                       SERVICEMASTER COMPANY MASTER TRUST

                                FEIN: #36-3497008

                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996

                                    I N D E X
                                    ---------



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
DECEMBER 31, 1997 AND 1996

STATEMENTS  OF CHANGES IN NET ASSETS  AVAILABLE  FOR PLAN
BENEFITS FOR THE YEARS ENDED  DECEMBER 31, 1997, 1996 AND 1995

NOTES TO FINANCIAL STATEMENTS

SCHEDULE A - ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AS OF DECEMBER 31, 1997

SCHEDULE B - ITEM 27d - SCHEDULE OF 5% REPORTABLE
TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997

                       SERVICEMASTER COMPANY MASTER TRUST
                                FEIN: #36-3497008
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS


                                                                     As of December 31,
                                                                  1997                  1996
                                                            -------------          ------------
ASSETS:
    Investments:
      Cash................................................ $       51,881         $       -
      Money market fund...................................      2,773,714             1,725,601
      Common stocks - ServiceMaster Company
        shares, at market value...........................    108,213,417            70,751,462
      Separate account - Liberty Mutual Group
        Annuity Contract, at market value.................    117,585,000            99,582,772
      Fixed income securities - Wellington
        Management Account, at market value:
          Tax-exempt bonds................................        135,434                 -
          Foreign bonds...................................      1,075,187                 -
          Corporate bonds.................................     10,567,554                 -
          Government bonds................................     24,052,809                 -
      Loans to participants...............................      5,197,715             4,358,806
                                                           --------------         -------------

      Total Investments................................... $  269,652,711         $ 176,418,641

    Receivables:
      Employer contributions.............................. $    3,191,941         $   2,709,317
      Participant contributions...........................        918,559               337,449
      Other...............................................        561,181               258,254
                                                           --------------         -------------

      Total Receivables................................... $    4,671,681         $   3,305,020
                                                           --------------         --------------

      Total Assets........................................ $  274,324,392         $ 179,723,661
                                                           --------------         -------------

LIABILITIES - Accounts payable............................        335,504               201,669
                                                           --------------         -------------

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS..................................... $  273,988,888         $ 179,521,992
                                                            =============         =============


              The accompanying Notes to Financial Statements are an
                       integral part of these statements.

                                        5

                       SERVICEMASTER COMPANY MASTER TRUST
                                FEIN: #36-3497008
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                              Years Ended December 31,
                                                              ------------------------
                                                          1997              1996            1995
                                                      -----------       -----------      -----------
Additions:
    Contributions:
      Participant................................... $ 10,504,770      $  8,201,701     $  6,994,834
      Employer......................................    3,495,827         3,003,006        2,513,522
    Loan interest...................................      488,349            79,222              -
    Loan fees.......................................        7,750            12,775              -
    Interest income.................................      196,259            95,082          108,580
    ServiceMaster share distributions...............    1,778,011         1,816,487        1,668,424
    Liberty Mutual contract income..................    1,923,294         4,212,320        4,360,287
    Wellington Management Account
      interest income...............................    2,595,680               -                -
    Realized/unrealized gains
      on investments................................   92,022,137        30,203,547       23,713,262
                                                     ------------      ------------     ------------
Total Additions....................................  $113,012,077      $ 47,624,140     $ 39,358,909
                                                     ------------      ------------     ------------

Deductions:
    Benefits paid to former participants...........  $ 17,910,617      $ 13,755,216     $ 17,850,022
    Provision for income taxes.....................           -             470,000          442,609
    Administrative/investment expenses.............       634,564           433,707          398,123
                                                     ------------      ------------     ------------
Total Deductions...................................  $ 18,545,181      $ 14,658,923     $ 18,690,754
                                                     ------------      ------------     ------------

Net increase.......................................    94,466,896        32,965,217       20,668,155

Net assets available for Plan benefits:
    Beginning of year..............................   179,521,992       146,556,775      125,888,620
                                                     ------------      ------------     ------------
    End of year....................................  $273,988,888      $179,521,992     $146,556,775
                                                     ============      ============     ============


              The accompanying Notes to Financial Statements are an
                       integral part of these statements.

                       SERVICEMASTER COMPANY MASTER TRUST
                                FEIN: #36-3497008
                          NOTES TO FINANCIAL STATEMENTS


1.     Master Trust

       Effective January 1, 1994, the account balances of the ServiceMaster Company ("ServiceMaster" or the "Company") service partner plans were transferred to newly established plans. All of the plans contain identical provisions. The financial statements of the ServiceMaster Company Trust (the "Trust") include all of the assets of the following plans, collectively referred to as "the Plan."

       1. Service Partners Education Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners East Company Profit Sharing, Savings and Retirement Plan)

       2. Service Partners Aviation Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners West Company Profit Sharing, Savings and Retirement Plan)

       3. Service Partners Health Care Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners Mid-America Profit Sharing, Savings and Retirement Plan)

       4. Service Partners Long Term Care Company Profit Sharing,
          Savings and Retirement Plan (formerly Service Partners Southeast Company Profit Sharing, Savings and Retirement Plan)

       5. Service Partners Food Service Company Profit
          Sharing, Savings and Retirement Plan

       6. Service Partners Business & Industry Company Profit Sharing, Savings and Retirement Plan

       7. Service Partner Diversified Health Services Company Profit Sharing, Savings and Retirement Plan

       8. ServiceMaster Profit Sharing, Savings and Retirement Plan


2.     Summary of Significant Accounting Policies

       Asset Valuation - The investments of the Trust are valued in the financial statements at their respective year-end market values.

       Basis of Accounting - The transactions of the Trust are accounted for on the accrual basis.

       Expenses of the Plan - Certain administrative expenses of the Trust (including investment management fees and other plan expenses) were paid from the Plan assets.

       Income Taxes - The Trust was required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares. Effective December 26, 1997, ServiceMaster Limited Partnership converted to corporate form through a tax-free reorganization. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock of ServiceMaster Company. Under current federal tax laws, the Trust will be exempt from federal income taxes on any dividends that it may receive on its holdings of ServiceMaster Company common stock.

       Participating Employers - Employers participating in the Plan are various subsidiaries and affiliates of ServiceMaster.

       Use of Estimates - The preparation of the Trust's financial statements requires the Administrative Committee to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

3.     The Plan

       Purpose - The purpose of the Plan is to emphasize ownership and provide opportunity as presented below:

          (a) to stimulate interest, ownership and committed participation in building the service foundation of the Company;

          (b) to share with Plan participants the economic benefits produced by their efforts;

          (c) to assist in providing Plan participants with retirement benefits.

       Participation - The Plan was established as of January 1, 1976. As of December 31, 1997, there were 4,599 participants in the Plan.

       All employees (other than employees covered by a collective bargaining agreement which does not provide for Plan participation or whose compensation is regulated under the Register of Wage Determinations maintained by the United States Department of Labor Standards Administration) of a participating employer which has adopted the Plan who have completed one year of service (defined as at least 1,000 hours of employment during the first 12 months of employment or any plan year thereafter), attained age 18 years and elected to make contributions to the Plan are eligible to participate in the Plan.

       Participant Contributions - Participants may elect to contribute a minimum of 1% of pay and up to 15% of pay. Pretax contributions up to the first 4% of pay (or $1,000, whichever is greater) are eligible for an employer matching contribution.

       Employer Contributions - The Company's contribution is discretionary and the amount of contribution from Company profits is determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and its key business units. The employer's discretionary profit sharing contribution was $3,495,827, $3,003,006 and $2,513,522 for 1997, 1996
and 1995, respectively.

       Vesting Policy and Payment of Benefits - Upon termination of employment and after completion of seven years of service or in the event of disability or death, the participant or his beneficiary is entitled to receive the full amount allocated to his account. If a participant's employment is terminated prior to the completion of seven years of service for any reason, other than death or disability, they will receive, in addition to the balance of their participant contribution accounts, including any rollovers or tax deductible voluntary contributions, that portion of the employer contribution account equal to 20% after the completion of three years of service and 20% for each additional full year of service (as defined in the Plan documents), up to 100% after seven years of service.

       Benefits are distributed to participants in cash (in a lump sum or periodic payments) or ServiceMaster shares, as provided by the Plan.

       Allocation  of  Employer   Contributions   -  Employer   profit   sharing
contributions are allocated to each participant on the basis of their pretax contributions up to the first 4% of pay (or $1,000 whichever is greater).

       Forfeitures - Forfeitures represent amounts forfeited by participants upon termination and are allocable to eligible participants in the same manner as employer profit sharing contributions.

       Participant Loans - In 1996, the Plan was amended to include a loan program available to all participants who are current employees. Each loan is secured by the participant's vested account balance and must be greater than $500 but may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms may not exceed a period of five years.

       Amendment or Termination - The Plan may be amended or discontinued by the Company (with respect to all participating employers) or by a participating employer (with respect to its eligible employees) at any time. If a plan is discontinued, participants with respect to whom the plan is terminated become fully vested in their allocated account balances.

4.     Federal Income Taxes

       Tax Status of the Plan - The Plans have filed a request for a determination letter with the Internal Revenue Service. However, the Plan administrator believes that the Plans are currently designed and being operated in compliance with the requirements of the Internal Revenue Code and that the trust is tax-exempt as of the financial statement date.

       Although the Trust is a tax-exempt entity, it was required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares. Effective December 26, 1997, ServiceMaster Limited Partnership converted to corporate form through a tax-free reorganization. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock of ServiceMaster Company. Under current federal tax laws, the Trust will be exempt from federal income taxes on any dividends that it may receive on its holdings of ServiceMaster Company common stock.

       Tax Status of Each Participant - Participant contributions made on or after April 1, 1988 are deductible by the participant for federal income tax purposes when made to the Plan. Participants will be subject to tax on the participant contributions, employer contributions and income credited to their plan accounts when an actual distribution from the Plan is received. However, participant contributions made prior to April 1, 1988 were not deductible for federal income tax purposes when made to the Plan.

5.     Reconciliation of Financial Statements to Form 5500

       Internal Revenue Service Form 5500 ("Form 5500") requires that net assets available for Plan benefits exclude amounts allocated to withdrawing participants. (These are participants that have benefit claims which have not been paid, but have been processed and approved for payment prior to year-end).

       The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500's:


                                                                      December 31,
                                                   -------------------------------------------------
                                                       1997              1996              1995
                                                       ----              ----              ----
Net assets available for benefits
   per the financial statements..............    $ 273,988,888      $ 179,521,992     $ 146,556,775

Amounts allocated to
   withdrawing participants..................       (2,796,311)        (2,141,506)       (3,155,616)
                                                 -------------      -------------     -------------

Net assets available for benefits
   per the Form 5500's.......................    $ 271,192,577      $ 177,380,486     $ 143,401,159
                                                 =============      =============     =============

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date, are recorded as benefits paid for that year on the Form 5500's.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500's:


                                                                  Year Ended December 31,
                                                     -----------------------------------------------
                                                          1997            1996             1995
                                                          ----            ----             ----
Benefits paid to participants per
   the financial statements.....................    $  17,910,617     $  13,755,216    $  17,850,022

Add:  Amounts allocated to withdrawing
   participants in current year.................        2,796,311         2,141,506        3,155,616

Less:  Amounts allocated to withdrawing
   participants from prior year.................       (2,141,506)       (3,155,616)      (5,357,049)
                                                    -------------       -----------      -----------

Benefits paid to participants per
   the Form 5500's..............................    $  18,565,422     $  12,741,106    $  15,548,589
                                                    =============     =============    =============


                       SERVICEMASTER COMPANY MASTER TRUST
                 SCHEDULE A-ASSETS HELD FOR INVESTMENT PURPOSES
              ITEM 27a - Schedule of Assets for Investment Purposes
                                FEIN: #36-3497008
                             AS OF DECEMBER 31, 1997




   IDENTITY OF ISSUER/                                     COST OR          MARKET
DESCRIPTION OF INVESTMENT                                 BOOK VALUE        VALUE
-------------------------                                 ----------        ------
CTC Illinois Trust Company (a):
   Cash.............................................   $      51,881  $      51,881

   Money market fund ................................      2,773,714      2,773,714

   Common stocks - ServiceMaster
     Company shares (3,699,604 shares) ..............     63,315,132    108,213,417

   Fixed income securities - Wellington
     Management Account:
       Tax-exempt bonds .............................        134,730        135,434
       Foreign bonds ................................      1,078,453      1,075,187
       Corporate bonds ..............................     10,515,297     10,567,554
       Government bonds .............................     23,499,929     24,052,809

Liberty Life Assurance Company (a):
   Separate account - Liberty Mutual Group
     Annuity Contract (4,020,000
     ServiceMaster shares) ..........................     68,675,000    117,585,000

Loans to participants (a) (interest ranging
   from 9.25% to 9.50%) .............................      5,197,715      5,197,715
                                                        ------------   ------------

TOTAL INVESTMENTS ...................................  $ 175,241,851  $ 269,652,711
                                                       =============  =============
(a) Represents a party-in-interest.


              The accompanying Notes to Financial Statements are an
                         integral part of this schedule.

                                       12

                       SERVICEMASTER COMPANY MASTER TRUST
                       SCHEDULE B-REPORTABLE TRANSACTIONS
                ITEM 27d - Schedule of 5% Reportable Transactions
                                FEIN: #36-3497008
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                                   Current
                                                                                                   Value of
                                                                                                   Asset on
Identity of Party Involved/          No. of       Purchase       Sales                           Transaction       Gain
   Description of Asset           Transactions     Price        Proceeds           Cost              Date         (Loss)
---------------------------       ------------    --------      --------        ----------      ------------      ------
CTC Illinois Trust Company (a):
Money market fund
     Purchases.................      216        $33,255,618           -        $33,255,618       $33,255,618         -
     Sales.....................       88               -       $32,207,505     $32,207,505       $32,207,505         -

ServiceMaster Shares
     Purchases.................        1        $64,428,750           -        $64,428,750       $64,428,750         -
     Sales.....................        1               -       $68,675,000     $20,517,540       $68,675,000    $48,157,460

Liberty Life Assurance Company (a):
ServiceMaster Shares
     Purchases.................        1        $68,675,000           -        $68,675,000       $68,675,000         -
     Sales.....................        1               -       $64,428,750     $29,786,133       $64,428,750    $34,642,617

(a) Represents a party-in-interest.


              The accompanying Notes to Financial Statements are an
                         integral part of this schedule.

                                       13

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



       As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 27, 1998, appearing in the ServiceMaster Company Master Trust Annual Report on Form 11-K for the year ended December 31, 1997, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.

ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 27, 1998



                                       14